DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

Direct Dial Number	E-Mail Address
(919) 786-2002	robert.bergdolt@us.dlapiper.com

October 17, 2022

Re:	EQT Exeter Real Estate Income Trust, Inc.
Draft Registration Statement on Form S-11

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Exeter Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (919) 786-2002 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt